# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIGNING DAY SPORTS, INC., CIK 0001898474
CUSIP: 82670R305
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8355 East Hartford Rd. Suite 100, Scottsdale, Arizona (AZ), 85255
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001898478

## Reporting persons
- Dorsey Family Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John Joseph Dorsey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SIGNING DAY SPORTS, INC.
Address of issuer's principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Dorsey Family Holdings, LLC, an Arizona limited liability company ("Dorsey LLC"), and John Dorsey, an individual (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of Dorsey LLC is 18690 N. 101st Pl., Scottsdale, AZ 85255. The residential address of John Dorsey is 18690 N. 101st Pl., Scottsdale, AZ 85255.
Citizenship: Dorsey LLC is an Arizona limited liability company. Mr. Dorsey is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each of the Reporting Persons.
Percent of class: See Row 11 of the cover page for each of the Reporting Persons.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dorsey Family Holdings, LLC: /s/ John Dorsey, John Joseph Dorsey/Manager (02/19/2025)
- John Joseph Dorsey: /s/ John Dorsey, John Joseph Dorsey (02/19/2025)